UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35034 / October 23, 2023

In the Matter of

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
OHA PRIVATE CREDIT ADVISORS LLC

1 Vanderbilt Avenue
16th Floor
New York, NY 10017

(812-15481)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

T. Rowe Price OHA Select Private Credit Fund and OHA Private Credit Advisors LLC, filed an application on July 5, 2023, and filed an amendment to the application on September 13, 2023, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

On September 25, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 35022). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of T. Rowe Price OHA Select Private Credit Fund and OHA Private Credit Advisors LLC (File No. 812-15481),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.